UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2020

SUNESIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51531	94-3295878
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

395 Oyster Point Boulevard, Suite 400 South San Francisco, California		94080
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	SNSS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 16, 2020, Dayton Misfeldt provided notice of resignation from his positions with Sunesis Pharmaceuticals, Inc. (the “Company” or “Sunesis”) as our interim Chief Executive Officer, principal executive officer and principal financial officer, and member of the Board of Directors (the “Board”), effective as of December 31, 2020, in order to pursue another opportunity. Mr. Misfeldt’s resignation was not the result of any disagreement with Sunesis on any matter relating to our finances, accounting, operations, practices or policies. Mr. Misfeldt has agreed to continue as a consultant to assist in an orderly transition. Mr. Misfeldt is expected to enter into a consulting agreement (the “Consulting Agreement”), under which Mr. Misfeldt will provide consulting services to us through the completion of the previously announced merger with Viracta Therapeutics, Inc. (the “Merger”). Pursuant to the Consulting Agreement, the options to purchase our common stock held by Mr. Misfeldt will continue to vest through the closing of the Merger. Under the Company’s previously announced retention program, subject to his continued service through the closing of the Merger, Mr. Misfeldt will be eligible for an extension of the post-termination exercise period for all options held by him with an exercise price below $10.00 per share until the earlier of the original expiration date of such option or twenty-four (24) months following the closing of the Merger. The description of the Consulting Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Consulting Agreement, which will be filed as an exhibit to our Annual Report on Form 10-K for the period ending December 31, 2020.

In conjunction with Mr. Misfeldt’s resignation, on December 16, 2020, the Board appointed Parvinder S. Hyare, age 50, our Senior Vice President, Commercial, as interim Chief Executive Officer, effective January 1, 2021. In this role, he will be acting as our principal executive officer. Mr. Hyare joined us in 2014 as Vice President of Market Access, and has been promoted to SVP, Commercial in 2019. Mr. Hyare has over 20 years of experience in leadership of organizations across global, national, and regional geographies to drive significant success with commercial and development stage products within biotechnology and pharmaceutical markets. Prior to joining Sunesis, Mr. Hyare was Executive Director, Managed Markets & Reimbursement at AMAG Pharmaceuticals, Inc. and previously served as National Sales Director for that company from 2008 until 2014. Prior to AMAG, Mr. Hyare was Region Business Director and also served in various management roles across sales and managed markets for Ortho Biotech a division of Johnson & Johnson from 2000 until 2008. Mr. Hyare began his career at Merck & Co. as a Sales Representative/Vaccine Specialist. Mr. Hyare holds a BS in Business Administration and minor in chemistry from CSU Stanislaus.

Mr. Hyare is not receiving any additional compensation in connection with his appointment as interim Chief Executive Officer. Mr. Hyare’s current annual base salary is set at $333,336, and he is eligible for an annual target bonus of 35% of his annual base salary. Under the retention program and subject to his continued employment through the closing of the Merger or involuntary termination (other than for cause) on or before the closing of the Merger, Mr. Hyare will be eligible to receive (i) a guaranteed cash bonus equal to his current target annual bonus for 2020 (regardless of actual performance), which amounts to $116,668; and (ii) extension of the post-termination exercise period for all options held by him with exercise price below $10.00 per share until the earlier of the original expiration date of such option or twelve months following the date on which his employment terminates. The retention program also provides Mr. Hyare outplacement services for six months. Such retention benefits are in addition to the severance benefits available to Mr. Hyare under the severance agreement, which provide that he will be eligible to receive severance benefits in the event of his involuntary termination by Sunesis (other than for cause), including (A) cash severance equal to nine of months of base compensation, (B) nine months of payment or reimbursement of COBRA premiums, and (C) acceleration of 100% of his outstanding options.

Mr. Hyare was not appointed as our interim Chief Executive Officer pursuant to any arrangement or understanding with any other person. Mr. Hyare does not have any family relationships with any of our executive officers or directors, and he is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. In connection with his appointment, Mr. Hyare will enter into our standard indemnification agreement.

In addition, on December 16, 2020, the Board appointed Tina Gullotta, our Vice President, Finance and principal accounting officer as our principal financial officer, effective January 1, 2021. Ms. Gullotta joined us in August 2018 with extensive experience in accounting, finance, and investor relations in the biotech industry. Prior to joining Sunesis, Ms. Gullotta was the Corporate Controller and held various other management positions at Atara Biotherapeutics, Inc. a public immunotherapy company, from February 2014 to January 2018. Prior to joining Atara Biotherapeutics, Inc. Ms. Gullotta held financial management positions in various industries including retail and telecommunications and began her career in the business assurance practice with PricewaterhouseCoopers LLP. Ms. Gullotta received a B.S.C. in Accounting from Santa Clara University. Ms. Gullotta is not receiving any additional compensation in connection with her appointment as our Principal Financial Officer. Ms. Gullotta’s current annual base salary is set at $253,000, and she is eligible for an annual target bonus of 30% of her annual base salary. Ms. Gullotta is a party of to the Executive Severance Benefits Agreement dated May 4, 2020 filed with the SEC as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the SEC on August 11, 2020. Ms. Gullotta is also eligible for retention benefits in connection with the Merger in accordance with the retention letter agreement filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 30, 2020 and incorporated herein by reference. Ms. Gullotta was not appointed as our principal financial officer pursuant to any arrangement or understanding with any other person. Ms. Gullotta does not have any family relationships with any of our executive officers or directors, and she is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 8.01 Other Events

The information set forth in Item 5.02 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: expected timing, completion and effects of the proposed Merger, and other statements that are not historical facts. Sunesis’ expectations and beliefs regarding these matters may not materialize. Sunesis’ actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks relating to the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Sunesis to timely and successfully achieve the anticipated benefits of the Merger.

These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Sunesis’ most recent filings with the SEC, including Sunesis’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and other documents Sunesis has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus, and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on Sunesis’ Investor Relations page at https://ir.sunesis.com/shareholder-services/contact-ir by clicking on the link titled “SEC Filings.”

The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. We assume no obligation and do not intend to update these forward-looking statements, except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed Merger, on December 22, 2020, Sunesis filed with the SEC and furnished to the security holders of Sunesis and Viracta, a Registration Statement on Form S-4, which will constitute a proxy statement/prospectus of Sunesis and will include an information statement of Viracta, in connection with the proposed Merger, whereupon the separate corporate existence of Merger Sub shall cease and Viracta shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Sunesis. The prospectus/information statement described above will contain important information about Sunesis, Viracta, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/information statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by Sunesis through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Sunesis by contacting the Sunesis’ Investor Relations by telephone at 650-266-3784 or by going to Sunesis’ Investor Relations web page at https://ir.sunesis.com/shareholder-services/contact-ir and clicking on the link titled “SEC Filings.”

Participants in the Solicitation

The respective directors and executive officers of Sunesis and Viracta may be deemed to be participants in the solicitation of proxies and written consents from the security holders of Sunesis and Viracta, respectively, in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding Sunesis’ directors and executive officers is included in Sunesis’ proxy statement for our Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2020. This document is available from Sunesis free of charge as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.

Date: December 22, 2020	By:	/s/ Dayton Misfeldt
Dayton Misfeldt Interim Chief Executive Officer